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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. _)]*

                           KAISER GROUP HOLDINGS, INC.
          -------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    483059101
                 -----------------------------------------------
                                 (CUSIP Number)

                              Michael E. Tennenbaum
                                 Managing Member
                              Tennenbaum & Co., LLC
                     11100 Santa Monica Boulevard, Suite 210
                          Los Angeles, California 90025
                                 (310) 566-1000
  -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 21, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 483059101                SCHEDULE 13D                Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TENNENBAUM & CO., LLC; IRS No. 95-4587347
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [x]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            477,924
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        477,924
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      477,924
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.2%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
(1) Based on 1,585,221 shares of common stock outstanding as of November 9, , 2001, as reported by Kaiser Group Holdings, Inc. in its quarterly report on Form 10-Q for the quarter ended September 30, 2001.

CUSIP NO. 483059101                SCHEDULE 13D                Page 3 of 5 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael E. Tennenbaum
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [x]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        190,300
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            477,924
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               190,300
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        477,924
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      688,224
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      42.2%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
(1) Based on 1,585,221 shares of common stock outstanding as of November 9, 2001, as reported by Kaiser Group Holdings, Inc. in its quarterly report on Form 10-Q for the quarter ended September 30, 2001.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D ("Statement") relates to shares of common stock, par value of $0.01 per share ("Shares"), of Kaiser Group Holdings, Inc., a Delaware corporation (the "Issuer"). The address of Issuer's principal executive offices is 9300 Lee Highway, Fairfax, Virginia 22031.

ITEM 2. IDENTITY AND BACKGROUND

            (a) The names of the persons filing this Statement are Tennenbaum & Co., LLC, a Delaware limited liability company ("TCO") and Michael E. Tennenbaum, an individual (collectively, the "Reporting Persons").

            (b) The address of the principal business office of the Reporting Persons is 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025.

            (c) Mr. Tennenbaum's principal occupation is serving as managing member of TCO. The principal business of TCO is making investments and managing assets.

            (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Mr. Tennenbaum is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Statement relates to the acquisition by the Reporting Persons from one or more sellers in the open market of 390,300 shares of Common Stock. The Reporting Persons purchased the 390,300 shares of Common Stock using the sources of funds described in Item 4 of the Cover Pages hereof as follows:

                                          Number of Shares of
                                          -------------------
    Date             Reporting Person         Common Stock         Price Per Share
    ----             ----------------         ------------         ---------------
  09/21/01        Tennenbaum & Co., LLC         40,000                 $2.0800
  09/25/01        Tennenbaum & Co., LLC         20,000                  2.0600
  09/26/01        Tennenbaum & Co., LLC         20,000                  2.0700
  09/26/01        Tennenbaum & Co., LLC         20,000                  2.0700
  10/02/01        Tennenbaum & Co., LLC         11,000                  2.1000
  10/04/01        Tennenbaum & Co., LLC         89,000                  2.1284
  12/18/01        Michael E. Tennenbaum        107,500                  2.0300
  12/21/01        Michael E. Tennenbaum         10,000                  2.1983
  12/24/01        Michael E. Tennenbaum         21,000                  2.7347
  12/28/01        Michael E. Tennenbaum         51,800                  2.9560

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock of Issuer for investment purposes. The Reporting Persons evaluate their investment in the shares of Common Stock on a continuing basis. The Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters. The Reporting Persons retain the right to change their investment intent, make further acquisitions of the Issuer's shares of Common Stock from one or more sellers in the open market and/or to dispose of all or a portion of the shares of Common Stock in the open market.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

            (a) The shares of Common Stock identified in Item 1 constitute approximately 42.2% of the outstanding Common Stock of Issuer based on 1,585,221 shares of Common Stock outstanding as of November 9, 2001, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2001.

            (b) Mr. Tennenbaum has the sole power of voting and disposition with respect to the 190,300 shares he has acquired. By reason of Mr. Tennenbaum's position as managing member of TCO, Mr. Tennenbaum and TCO may be deemed to share voting and disposition powers with respect to the shares TCO has acquired.

            (c) The Reporting Persons have not effected transactions in the Common Stock of Issuer within 60 days prior to the date of this statement.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

By reason of Mr. Tennenbaum's position as managing member of TCO, Mr. Tennenbaum and TCO may be deemed to share voting and disposition powers with respect to the shares TCO has acquired.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1.        Joint Filing Agreement

                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 26, 2002


                                    /s/ Michael E. Tennenbaum
                                    -----------------------------------
                                    Michael E. Tennenbaum, individually and as
                                    Managing Member of Tennenbaum & Co., LLC

                                  EXHIBIT INDEX

EXHIBIT NO.               DOCUMENT
Exhibit 1                 Joint Filing Agreement

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Kaiser Group Holdings, Inc., and further agree that this Agreement shall be included as an Exhibit to such joint filing.

            The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate.

            This Agreement may be executed in counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

            In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 26th day of March, 2002.

                                                TENNENBAUM & CO., LLC

                                                By: /s/ Michael E. Tennenbaum
                                                    -------------------------
                                                      Michael E. Tennenbaum,
                                                      its Managing Member


                                                /s/ Michael E. Tennenbaum
                                                -----------------------------
                                                MICHAEL E. TENNENBAUM